SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13d-2(a).

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

(Final Amendment)

WEST COAST BANCORP
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

952145100
(CUSIP Number)

TIMOTHY E. LADIN
MFP INVESTORS LLC
667 MADISON AVENUE, 25TH FLOOR
NEW YORK, NEW YORK 10065
(212) 752-7345

(Name, Address and Telephone Number of Person
Authorized to Receive Notices of Communication)

April 1, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.     ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 952145100	Schedule 13D	Page 2 of 8

1	NAMES OF REPORTING PERSONS
	MFP Partners, L.P.(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
			(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0
14	TYPE OF REPORTING PERSON
PN

	(1) MFP Investors LLC is the general partner of MFP Partners, L.P. Michael F. Price is the managing partner of MFP Partners, L.P. and the managing member and controlling person of MFP Investors LLC.

CUSIP NO. 952145100	Schedule 13D	Page 3 of 8

1	NAMES OF REPORTING PERSONS
	MFP Investors LLC(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
			(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0
14	TYPE OF REPORTING PERSON
OO

	(1) MFP Investors LLC is the general partner of MFP Partners, L.P. Michael F. Price is the managing partner of MFP Partners, L.P. and the managing member and controlling person of MFP Investors LLC.

CUSIP NO. 952145100	Schedule 13D	Page 4 of 8

1	NAMES OF REPORTING PERSONS
	Michael F. Price(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
			(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0
14	TYPE OF REPORTING PERSON
IN

	(1) MFP Investors LLC is the general partner of MFP Partners, L.P. Michael F. Price is the managing partner of MFP Partners, L.P. and the managing member and controlling person of MFP Investors LLC.

CUSIP NO. 952145100	Schedule 13D	Page 5 of 8

This Amendment No. 1 (this “Amendment”) amends the Schedule 13D (the “Schedule 13D”) filed on September 25, 2012 by MFP Partners, L.P., a Delaware limited partnership (“MFP”), MFP Investors LLC, a Delaware limited liability company and general partner of MFP and Mr. Michael F. Price, relating to the common stock, no par value (the “Common Stock”), of West Coast Bancorp, an Oregon corporation (“WCB”). Capitalized terms used herein but not otherwise defined shall have the meaning ascribed to them in the Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.  Information in respect of each Reporting Person is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Reporting Person.

This Amendment No. 1 to Schedule 13D is the final amendment to the Schedule 13D and an exit filing for the Reporting Persons.  Items 4, 5 and 6 of the filed the Schedule 13D are hereby amended as set forth below:

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is hereby supplemented as follows:

On April 1, 2013 (the “Closing Date”) all shares of Common Stock were cancelled and converted into the right to receive the Merger Consideration (defined below) pursuant to the Agreement and Plan of Merger, dated as of September 25, 2012, by and among Columbia Banking System, Inc. ("Columbia"), WCB, and a wholly owned subsidiary of Columbia (the "Merger Agreement").  Pursuant to the terms of the Merger Agreement, each holder of Common Stock had the right to elect to receive consideration of either: (i) cash in an amount of $24.11 per share (the "Per Share Cash Consideration") for each share held, or (ii) a number of shares of Columbia common stock having a value equal to the Per Share Cash Consideration, or (iii) a mix of cash and Columbia common stock having a value equal to the Per Share Cash Consideration (the "Merger Consideration").  Pursuant to the terms of the Stock Conversion, Voting and Support Agreement, each of the Reporting Persons agreed to convert all shares of its convertible Series B Preferred Stock into the Merger Consideration and pursuant to the terms of the Merger Agreement the Class C Warrant was converted into a warrant to acquire shares of common stock of Columbia based upon the Merger Consideration.  The Stock Conversion, Voting and Support Agreement terminated at the closing of the transactions contemplated by the Merger Agreement in accordance with its terms.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby supplemented as follows:

(a)    As of the date of this Final Amendment to Schedule 13D, the Reporting Persons are no longer beneficial owners or no longer may be deemed to be beneficial owners (as the case may be), of any shares of Common Stock.

(b)    As of the date of this Final Amendment to Schedule 13D, the Reporting Persons are no longer beneficial owners or no longer may be deemed to be beneficial owners (as the case may be), of any shares of the Common Stock.

(c)    Transactions in the Common Stock during the past 60 days: As further described in Item 4, effective on the Closing Date, each share of Common Stock issued and outstanding immediately prior to the Closing Date, including the Securities beneficially owned by the Reporting Persons was converted into the Merger Consideration.

(d)    No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Final Amendment to Schedule 13D.

(e)    On April 1, 2013, the Reporting Persons ceased to beneficially own in excess of 5% of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented as follows:

CUSIP NO. 952145100	Schedule 13D	Page 6 of 8

The Stock Conversion, Voting and Support Agreement terminated at the closing of the transactions contemplated by the Merger Agreement in accordance with its terms.

Item 7. Material To Be Filed as Exhibits

Exhibit 1
Joint Filing Agreement, dated as of October 5, 2012, by and among MFP Partners, L.P., MFP Investors LLC and Michael F. Price (incorporated by reference to Exhibit 1 to Schedule 13D filed by the Reporting Persons on October 5, 2012)

CUSIP NO. 952145100	Schedule 13D	Page 7 of 8

SIGNATURE

           After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   April 4, 2013

MFP Partners, L.P.

/s/ Michael F. Price
Signature

Name:	Michael F. Price
Title:	Managing Partner

MFP Investors LLC

/s/ Michael F. Price
Signature

Name:	Michael F. Price
Title:	Managing Member

MICHAEL F. PRICE

/s/ Michael F. Price
Signature

Name:	Michael F. Price

CUSIP NO. 952145100	Schedule 13D	Page 8 of 8

INDEX OF EXHIBITS
Exhibit 1
Joint Filing Agreement, dated as of October 5, 2012, by and among MFP Partners, L.P., MFP Investors LLC and Michael F. Price (incorporated by reference to Exhibit 1 to Schedule 13D filed by the Reporting Persons on October 5, 2012)